June [20], 2008

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
U.S.A.

Attention:	Ms. Peggy Fisher, Assistant Director

Dear Sirs/Mesdames:

Re:	OccuLogix, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2008
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 0-51030

Background

Reference is made to the letter dated June 13, 2008 (the “Comment Letter”) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in connection with the Preliminary Proxy Statement of the Company filed on May 20, 2008 (File No. 000-51030) (the “Preliminary Proxy Statement”).

Further reference is made to the press release of OccuLogix, Inc. (the “Company”, “OccuLogix”, “we” or “us”) issued on June 18, 2008, announcing the Company’s intention to restate its unaudited consolidated financial statements for the quarter ended March 31, 2008, its audited consolidated financial statements for the financial years ended December 31, 2007 and December 31, 2006 and its unaudited consolidated financial statements for each of the first three quarters of the financial year ended December 31, 2007.  The restatements are being made in order to correct the manner in which the Company has been consolidating OcuSense, Inc. (“OcuSense”).  OccuLogix has been consolidating OcuSense since November 30, 2006, the date on which OccuLogix acquired its majority ownership interest in OcuSense which consists of 1,754,589 shares of the Series A Preferred Stock of OcuSense.  Currently, the Company anticipates filing restated financial statements for the affected periods on or about July 11, 2008.

Requests

The purposes of this letter are as follows.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

First, we provide herein our response to the comment numbered 28 in the Comment Letter which relates to the Company’s consolidation of OcuSense.  Since a full response to the Comment Letter will entail the filing of an amendment to the Preliminary Proxy Statement, we will not be in a position to make full response to the Comment Letter until the proposed restatements are completed.  In the meantime, we would be grateful for, and hereby request, an opportunity to discuss with the Staff, over the phone and at the Staff’s earliest convenience, our response to the comment numbered 28 herein and our proposed approach to the restatements.

Second, we hereby request an exemption from the requirements to file restated unaudited consolidated financial statements for each of the first three quarters of the financial year ended December 31, 2007 and to file amended quarterly reports on Form 10-Q/A for those periods.  In its press release of June 18, 2008, the Company announced an intention to do so.  However, we respectfully submit that the restated unaudited consolidated financial statements for the quarter ended March 31, 2008 and the restated audited consolidated financial statements for the financial year ended December 31, 2007, and the related amended Forms 10-Q and 10-K, will communicate adequately all of the information that would be communicated in restating the unaudited consolidated financial statements for each of the first three quarters of the financial year ended December 31, 2007 and preparing amended quarterly reports for those periods.  We believe that restating the Company’s financial statements for those periods and preparing related amended quarterly reports would consume the Company’s scarce resources, while not providing any benefit to the investing public.  We would be grateful for an opportunity to discuss this matter with the Staff.

Response to Numbered Comment 28

28.
We see that on November 30, 2006 you acquired 50.1% of the capital stock of OcuSense.  More specifically, we see you purchased 1,754,589 shares of OcuSense’s Series A Preferred Stock, par value of $0.001 per share, representing 50.1% of OcuSense’s capital stock on a fully diluted basis for an aggregate purchase price of up to $8,000,000.  In light of the fact you did not invest in OcuSense’s common stock and the fact there is no indication the preferred securities you invested in are voting, please explain to us why you consolidated this investment in your financial statements.  Reference the U.S. GAAP that supports your conclusions.  Please make sure to tell us more about OcuSense’s capital structure and how the guidance at EITF 01-14 impacts your required accounting.

The Company has reconsidered the basis for the accounting for its investment in OcuSense in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), as further described in the detailed discussion below.

Background Information

On November 30, 2006, OccuLogix acquired 1,754,589 shares of the Series A Preferred Stock of OcuSense (the “Shares”).  The purchase price of the Shares was comprised of two fixed payments of $2.0 million—one of which was made on November 30, 2006, the date of the closing of the transaction, and the other on January 3, 2007.  In addition, subject to OcuSense achieving certain milestones, the Company was required to make two additional milestone payments of $2.0 million each.  The Company made the first milestone payment in June 2007 and the second milestone payment in March 2008.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Upon OccuLogix’s acquisition of the Shares, OccuLogix and certain of the existing holders of OcuSense’s common stock (the “Founders”) entered into a voting agreement (the “Voting Agreement”).  The Voting Agreement provides the Founders with the right to appoint two board members and OccuLogix with the right to appoint two board members.  A fifth director is elected by OccuLogix and a majority-in-interest of the Founders, voting separately.  The Voting Agreement is subject to termination upon the earliest to occur of:  (a) a change of control of OcuSense; (b) the mutual agreement of OccuLogix and the majority-in-interest of the Founders; and (c) the conversion of all of the issued and outstanding shares of OcuSense’s Preferred Stock into shares of OcuSense’s common stock.  Under OcuSense’s Third Amended and Restated Certificate of Incorporation, OccuLogix has the ability to force the conversion of all issued and outstanding shares of OcuSense’s Preferred Stock into shares of OcuSense’s common stock and thus has the ability to effect a unilateral termination of the Voting Agreement.  However, such unilateral termination of the Voting Agreement would require OccuLogix to convert the Shares into shares of OcuSense’s common stock and to relinquish the rights associated with the Series A Preferred Stock of OcuSense.

The principal rights associated with the Series A Preferred Stock of OcuSense are as follows:

•
Voting – Holders of shares of the Series A Preferred Stock of OcuSense each are entitled to a number of votes equal to the number of shares of OcuSense’s common stock into which such shares of the Series A Preferred Stock are convertible.

•	Conversion features – Shares of the Series A Preferred Stock of OcuSense are convertible into shares of OcuSense’s common stock on a one-for-one basis at the option of the holder.
•
Dividends – Holders of shares of the Preferred Stock are entitled to non-cumulative dividends at an annual rate of 8% per share; and if dividends are paid on any share of OcuSense’s common stock, then an additional dividend will be paid with respect to all outstanding shares of Preferred Stock in a per-share amount (on an as-converted basis) equal to the amount paid or set aside for each share of OcuSense’s common stock.

•
Redemption features – Subsequent to November 30, 2011, to the extent requested by holders of a majority-in-interest of the then outstanding Preferred Stock, shares of the Preferred Stock may be redeemed at the higher of their original issue price and the fair market value of the shares of OcuSense’s common stock into which the to-be-redeemed shares are convertible, subject to available cash.

•
Liquidation preferences – Shares of the Series A Preferred Stock of OcuSense have a liquidation preference over shares of OcuSense’s common stock in a per share amount equal to the sum of $4.59 (which reflects the original issue price of the Shares (including the milestone payments)) and the amount of any declared but unpaid dividends on such share.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Immediately after OccuLogix’s investment in OcuSense on November 30, 2006, OcuSense had the following capital structure:

Description	Number
Common Stock	1,222,979
Series A Preferred Stock – OccuLogix	1,754,589
Series A Preferred Stock – Other unrelated parties	67,317
Series B Preferred Stock	-
Total	3,044,885

Potentially dilutive instruments
Warrants	89,965
Stock Options	367,311
Fully Diluted	3,502,161

Based on the above capital structure, on a fully diluted basis, OccuLogix’s ownership interest in OcuSense is 50.1%.  On an issued and outstanding basis, OccuLogix’s ownership interest is 57.6%.

Interpretation and Related Accounting Treatment

Since the date of the acquisition, the Company has consolidated OcuSense on the basis of a voting control model, based on the fact that it owns more than 50% of the voting stock of OcuSense.  Additionally, as described above, the Company has the ability to force a conversion of all of issued and outstanding shares of the Series A Preferred Stock of OcuSense into shares of OcuSense’s common Stock, which would result in the termination of the Voting Agreement and enable OccuLogix to gain control of the board of directors of OcuSense.

However, after further consideration, the Company has determined that, in view of the Voting Agreement, OccuLogix is not able to exercise voting control as contemplated in ARB 51, “Consolidated Financial Statements” (“ARB 51”).  In particular, paragraph 2 of ARB 51 states that “[a] majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner”.  By reason of the Voting Agreement, OccuLogix is unable to control the board of directors of OcuSense and, as a result, OccuLogix cannot exercise voting control as contemplated under ARB 51.  Furthermore, although OccuLogix could gain control of the board of directors of OcuSense by converting the Shares into shares of OcuSense’s common stock, the Company is not aware of any authoritative guidance under U.S. GAAP which would permit the Company, in its assessment of whether it currently exercises voting control as contemplated under ARB 51, to take into account the voting control it would gain upon a conversion of the Shares into shares of OcuSense’s common stock. Furthermore, the Company also considered the guidance in AICPA TPA 1400 "Consolidated Financial Statements", paragraph 7 in which the option to acquire control does not permit consolidation.

Having concluded that OccuLogix is not able to exercise voting control as contemplated in ARB 51, the Company reconsidered its previous analysis of OcuSense under FIN 46(R) - Consolidation of Variable Interest Entities (“FIN 46(R)”).  Consolidation under FIN 46(R) is applicable in situations where an enterprise does not have voting control but does have a controlling financial interest and can be identified as the primary beneficiary of the investment’s activities.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

In determining whether FIN 46(R) is applicable to OcuSense, management considered the following factors:

•
OcuSense is a development stage enterprise (as defined under FAS 7, “Accounting and Reporting by Development Stage Enterprises”) and, therefore, is not considered to be a business under U.S. GAAP.  Accordingly, OcuSense is not subject to the business scope exception provided under paragraph 4(h) of FIN 46(R) and, furthermore, is not subject to any of the other possible scope exceptions in paragraph 4.  Therefore, a full analysis is required under paragraph 5 of FIN 46(R) to determine if OccuLogix is a variable interest entity.

•
The Company notes that the holders of shares of the Series A Preferred Stock (including OccuLogix) have the ability to redeem their shares at the greater of their original subscription price and their fair value on an as-converted basis.  As such, their investment is not considered to be at-risk equity under paragraph 5(a)(1) of FIN 46(R).

•
Additionally, as a result of the Voting Agreement, voting control of OcuSense is shared between OccuLogix and the Founders.  Accordingly, the holders of shares of OcuSense’s common stock, who represent the sole class of at-risk equity, cannot make decisions about OcuSense’s activities that have a significant effect on its success.  This results in a violation of paragraph 5(b)(1) of FIN 46(R).  Therefore, OcuSense is a variable interest entity.

FIN 46(R) requires that the enterprise which consolidates a variable interest entity be the primary beneficiary of that entity.  The primary beneficiary is the entity that will absorb a majority of the variable interest entity’s expected losses, receive a majority of the entity’s expected returns, or both.  Since the date of acquisition of the Shares, the purchase price therefor (including the two additional milestone payments) has constituted virtually the entire source of funding of OcuSense.  The equity contributions of the holders of OcuSense’s common stock are nominal in comparison to that of OccuLogix.  Based solely on a qualitative analysis, the Company believes that it is the prime beneficiary of OcuSense and should consolidate OcuSense using the variable interest model.

The Company has noted that the initial measurement of assets, liabilities and non-controlling interests under FIN 46(R) differs from that required under FAS 141, “Business Combinations”.  In particular, paragraph 18 of FIN 46(R) requires assets, liabilities and non-controlling interest to be measured at their fair value, including the non-controlling interest.  Because the Company previously recorded non-controlling interest at historical carrying values, consolidation under FIN 46(R) will result in material revisions to the amounts previously reported in the Company’s consolidated financial statements.

The Company notes that paragraph 20 of FIN 46(R) describes the methodology to be used for the initial purchase price allocation on acquisition.  The assets acquired and the liabilities assumed consisted solely of working capital and of a technology intangible asset relating to patents owned by OcuSense.  The Company anticipates, that before consideration of deferred tax, the fair value of the assets acquired will be greater than the fair value of the liabilities assumed and the non-controlling interest.  Because OcuSense does not comprise a business, as defined in EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, the Company  intends to use the simultaneous equations method in EITF 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations”, and adjust the assigned value of the non-monetary assets acquired (consisting solely of the technology intangible asset) to include the deferred tax liability.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

The Company also considered the appropriate accounting for the milestone payments, as a result of the fact that it has determined that it should apply the initial measurement guidance in paragraph 20 of FIN 46(R).  The Company notes that, subsequent to initial consolidation, the milestone payment liability represents a contingent liability to a controlled subsidiary.  As such, the liability will eliminate on consolidation.  Previously, the Company adjusted the minority interest at the date of each milestone payment to reflect the non-controlling interest’s share in the additional cash of the subsidiary, with an offsetting increase to the non-monetary assets acquired (consisting solely of the technology intangible asset) reflecting the increased actual cost of obtaining those non-monetary assets.

The Company notes that, because the non-controlling interest is required to be measured at fair value on acquisition of OcuSense, the fair value of the milestone payments as of the date of acquisition will be embedded in the initial measurement of non-controlling interest.  As such, it would be inappropriate to record additional minority interest based on the full amount of the milestone payment applicable to the minority interest.

In the absence of any specific literature addressing the appropriate accounting for milestone payments on acquisition of a variable interest entity, the Company intends to account for the milestone payments as follows:

•
The Company will determine the fair value of the milestone payments on the date of acquisition, incorporating the probability (which was assessed as high) that the milestone payments will be made, as well as the time value associated with the planned settlement dates of the payments.

•
The Company is not aware of any guidance under U.S. GAAP that would permit milestone payments to be added to increase further the initial measurement of an asset acquired as a result of an acquisition of a variable interest entity.  Therefore, when the milestone payments are made, the Company intends to record the minority interest portion of the change in fair value of the milestone payment (i.e.,  the minority interest portion of the ultimate value of the milestone payment less the initial fair value determination) as an expense, with a corresponding increase to minority interest, to reflect the additional value provided to the minority interest in excess of that contemplated on the acquisition date.

As a result of the above analysis, the Company does not believe that EITF02-14 is applicable.

For the reasons discussed above, the Company has determined that it is necessary to restate its financial statements for the quarter ended March 31, 2008, for the financial years ended December 31, 2007 and 2006 and for each of the first three quarters of the financial year ended December 31, 2007.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Acknowledgement and Conclusion

In addition to, and in connection with, the foregoing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you at your earliest convenience regarding our request herein for an opportunity to have a discussion with the Staff.  In the meantime, please telephone the undersigned at (905) 602-0887, ext. 3910 if you have any questions.

Yours very truly,

/s/ William G. Dumencu
William G. Dumencu
Chief Financial Officer and Treasurer

cc:	Elias Vamvakas (Chairman and Chief Executive Officer, OccuLogix, Inc.)
Suh Kim (General Counsel, OccuLogix, Inc.)

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com